Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of tw telecom holdings inc. for the registration of $800 million of Senior Notes, including $450 million aggregate principal amount of 5.375% Senior Notes due 2022 and $350 million in aggregate principal amount of 6.375% Senior Notes due 2023, and to the incorporation by reference therein of our reports dated February 15, 2013, with respect to the consolidated financial statements and schedule of tw telecom inc., and the effectiveness of internal control over financial reporting of tw telecom inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst& Young LLP

Denver, Colorado

November 20, 2013